EXHIBIT 3.2
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1	Name of Limited Liability Company:
Wendy's/Arby's Restaurants, LLC

2	The Certificate of Formation of the limited liability company is hereby amended as follows:
The name of the limited liability company is “Wendy's Restaurants, LLC.”

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 24th day of June, A.D., 2011.

By:	/s/ Robert Q. Jones, Jr.
Authorized Person(s)

Name:	Robert Q. Jones, Jr., Vice President
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